UNITES STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549








                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934









                            WEST BANCORPORATION, INC.

                           Common Stock - No Par Value

                               CUSIP NO. 95123P106




                                December 31, 2002

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X] Rule 13d-1(b)
         [   ] Rule 13d-1(c)
         [   ] Rule 13d-1(d)


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CUSIP NO. 95123P106

1.       Names of Reporting Persons:

                  The Jay Newlin Trust

         I.R.S. Identification Nos. of above persons:

                  42-6267990

2.       Check the Appropriate Box if a Member of a Group:

                  (a)  Not Applicable
                  (b)  Not Applicable

3.       SEC USE ONLY


4.       Citizenship or Place of Organization:                     State of Iowa

5.       Sole Voting Power                                               945,082

6.       Shared Voting Power                                      Not Applicable

7.       Sole Dispositive Power                                   Not Applicable

8.       Shared Dispositive Power                                        945,082

9.       Aggregate Amount Beneficially Owned by

         Each Reporting Person                                           945,082

10.      Check if the Aggregate Amount in Row (9)
         Excludes Certain Shares

                  Not Applicable

11.      Percent of Class Represented by Amount in Row (9):                 5.9%

12.      Type of Reporting Person                                             OO


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Item 1(a)    Name of Issuer:

               West Bancorporation, Inc.

Item 1(b)    Address of Issuer's Principal Executive Offices:

               1601 22nd Street
               West Des Moines, IA  50265-1474

Item 2(a)    Name of Person Filing:

               The Jay Newlin Trust

Item 2(b)    Address of Principal Business Office, or, if none, Residence:

               6165 NW 86th Street #114
               Johnston, IA  50131-2240

Item 2(c)    Citizenship or Place of Organization:

               Iowa

Item 2(d)    Title of Class of Securities:

               Common - No Par Value

Item 2(e)    CUSIP Number:

               95123P106

Item 3 If this statement is filed pursuant to Section 240.13d-1(b) or Section 240.13d-2(b) or (c), check whether the person filing is a:

               Not Applicable

Item 4       Ownership:

               (a)  Amount Beneficially Owned:                           945,082

               (b)  Percent of Class:                                       5.9%

               (c)  Number of shares as to which the person has:

                      (i)  Sole power to vote or to direct the vote

                     (ii)  Shared power to vote or to direct the vote

                    (iii)  Sole power to dispose or to direct the
                           disposition of:

                     (iv) Shared power to dispose or to direct the disposition of:

                             (i)  945,082
                            (ii)  Not Applicable
                           (iii)  Not Applicable
                            (iv)  945,082

Item 5       Ownership of Five Percent or Less of a Class:

               Not Applicable

Item 6       Ownership of More than Five Percent on Behalf of Another Person:

               Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

               Not Applicable

Item 8       Identification and Classification of Members of the Group:

               Not Applicable

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Item 9       Notice of Dissolution of Group:

               Not Applicable

Item 10      Certification:

               By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    February 7, 2003
                                                 -------------------------------
                                                              Date


                                                 /s/ Vesta N. Hansen
                                                 -------------------------------
                                                             Signature


                                                 Vesta N. Hansen, Managing
                                                 Trustee of The Jay Newlin Trust
                                                 -------------------------------
                                                             Name/Title


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